[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1188

May 1, 2007

State Street Corporation

Registration Statement on Forms S-4

Filed March 1, 2007 (the “Registration Statement”)

File No. 333-141015

Dear Mr. Webb:

On behalf of our client State Street Corporation (“State Street”), we are responding to your letter dated March 30, 2007. The comments (the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth therein and State Street’s responses to each of the Comments are set forth below.

Concurrently with this letter, State Street is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 reflects revisions made to the Registration Statement filed on March 1, 2007, including revisions made in response to the Comments. All pages referenced in the responses set forth below refer to pages of Amendment No. 1. Capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 1.

For your convenience, we are delivering to your attention hard copies of Amendment No. 1, including copies marked to show changes from the Registration Statement filed on March 1, 2007.

General

1. Please confirm that Investors Financial did not provide financial projections to State Street.

Investors Financial Services Corp. (“Investors Financial”) provided State Street with certain financial forecasts, including internal management estimates of 2007 and 2008 earnings per share. The Registration Statement has been revised to describe the earnings per share estimates provided. Please see page 29 of Amendment No. 1.

Cover Page

2.    Please indicate the amount of securities offered. See Item 501(b)(2) of Regulation S-K.

The Registration Statement has been revised to reflect the Staff’s comment. Please see the cover page.

Summary, page 3

3.    Please revise to state that the Summary highlights the material, not “selected” information from the document.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 3 of Amendment No. 1.

Interests of Some of Investors Financial’s Directors and its Executive Officers in the Merger, page 5

4.    Please revise this subsection to summarize the material interests that are different. Include quantification on an aggregate basis for each, and on an individual basis as significant.

In accordance with the Staff’s comment, the Registration Statement has been revised to summarize such material interests and provide quantification of the relevant amounts when they become available. State Street and Investors Financial are working together to calculate these amounts and will include them in a subsequent filing when they are available. Please see page 5 of Amendment No. 1.

Risk Factors, page 12

5.    Certain of your risk factors state that no assurance can be given of a specific outcome when the real risk is the underlying situation. Please revise to eliminate this and similar language.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 12 and 13 of Amendment No. 1.

Background of the Merger, page 18

6.    Please revise to disclose the negotiation of the principal terms, including price.

The Registration Statement has been revised to describe the discussions between State Street and Investors Financial regarding price. The Registration Statement has also been revised to include a description of the principal terms of the Merger Agreement negotiated by counsel to State Street and Investors Financial. Please see pages 18 and 19 of Amendment No. 1.

7.    Please describe any bid solicitation efforts by Investors Financial or explain why this was not done. As necessary, specifically explain, as understood by management, why the other bidder contacted Mr. Sheehan when it did.

We have been advised by Investors Financial that no specific bid solicitation efforts were conducted in connection with the State Street transaction, except as disclosed in Amendment No. 1 on page 18. Investors Financial and its board of directors determined that the process conducted, in view of the all stock nature of the transaction, the exchange ratio in the transaction, Investors Financial’s strategic plans and other relevant factors, was in the best interests of the Investors Financial stockholders. Investors Financial’s reasons for the merger are set forth in Amendment No. 1 on pages 19 through 21.

Management of Investors Financial is not aware of any specific reason why the other bidder contacted Mr. Sheehan when it did. The Registration Statement has been revised on page 18 of Amendment No. 1 to describe the prior contacts between Investors Financial and the other bidder with respect to a potential transaction.

Investors Financial’s Reasons for the Merger, page 20

8.    Please indicate which factors supported the board’s decision and which did not.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 20 and 21 of Amendment No. 1.

Opinion of Investors Financial’s Financial Advisor, page 21

9.    Please quantify the dollar amount expected to be received by Goldman, Sachs for this work.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 29 of Amendment No. 1.

10.    Please disclose any other revenue received by Goldman, Sachs and its affiliates from Investors Financial and its affiliates during the past two years

The Registration Statement has been revised to reflect the Staff’s comment. The revised disclosure sets forth the revenue Goldman, Sachs & Co. (“Goldman Sachs”) has received from Investors Financial during the past two years in connection with its performance of financial advisory and other investment banking services. Goldman Sachs may have received revenue from Investors Financial in connection with its performance of other services, such as trading services, but Goldman Sachs does not report or track such revenue with respect to individual financial advisory and/or investment banking clients. Please see page 29 of Amendment No. 1.

Stock Options, page 31

11.    Please show the cash amount to be received by each party. Note also for the last subsection on page 31 and the first on page 32.

In accordance with the Staff’s comment, the Registration Statement has been revised to summarize such cash amount to be received by each party and provide quantification of the relevant amounts when they become available. State Street and Investors Financial are working together to calculate these amounts and will include them in a subsequent filing when they are available. Please see pages 32 and 33 of Amendment No. 1.

12.    Please quantify the aggregate, dollar amount, both here and for each of the other arrangements, as appropriate.

Please see the response to comment # 11 above.

Retention Program, page 32

13.    Please revise to disclose the current status of this program, including any specific terms to the extent reached.

The Registration Statement has been revised to delete the paragraph relating to the Retention Program because State Street does not currently intend to make the Retention Program available to any of Investors Financial’s named executive officers; however, the ultimate structure of the Retention Program and the identity of the recipients of any payments under the Retention Program has not been finalized. State Street has agreed to term sheets with respect to employment or consulting arrangements with certain named executive officers, as disclosed on pages 33 through 35 of Amendment No. 1.

Material United States Federal Income Tax Consequences, page 46

14.    Please revise this section so that it is based on an opinion that is filed as an exhibit.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 48 of Amendment No. 1. In addition, attached as exhibits 8.1 and 8.2 are the forms of opinions related to tax matters which State Street intends to file with the pre-effective amendment.

Should you have any questions relating to any of the foregoing or wish to discuss any aspect of the proposed merger or State Street’s filing, please contact me at (212) 474-1188, or my partner B. Robbins Kiessling at (212) 474-1500.

Very truly yours,

/S/ SARKIS JEBEJIAN

Sarkis Jebejian

Mr. Mark Webb

Legal Branch Office

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549